June 6, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer Monick

Re:                         Select Income REIT

Request to Withdraw Registration Statement on Form S-11

File No. 333-187489

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Select Income Reit (the “Company”), hereby respectfully requests the withdrawal of its entire Registration Statement on Form S-11 (File No. 333-187489), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2013. The Company is seeking withdrawal of the Registration Statement because it has filed a pre-effective amendment to its Registration Statement on Form S-3 (File No. 333-187849) to register, among other securities, the re-sales of the securities that were being registered pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Company further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against any future filing fees associated with any future registration statement or registration statements.

The Company confirms that the Registration Statement has not been declared effective and that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

We would appreciate it if you would please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The facsimile number of the Company is (617) 796-8335.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (617) 796-8303 or Alexander A. Notopoulos, Jr. of Sullivan & Worcester LLP at (617) 338-2800.

[SIGNATURE PAGE FOLLOWS]

A Maryland Real Estate Investment Trust with transferable shares of beneficial interest listed on the New York Stock Exchange.

No shareholder, Trustee or officer is personally liable for any act or obligation of the Trust.

Sincerely,

SELECT INCOME REIT

By: /s/ David M. Blackman
Name: David M. Blackman
Title: President and Chief Operating Officer